UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Viggle Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92672V 20 4
(CUSIP Number)

KENNETH NADEL
WOLVERINE ASSET MANAGEMENT, LLC
175 W. JACKSON BLVD., SUITE 340
CHICAGO, ILLINOIS 60604
(312) 884-4400

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92672V 20 4

1	NAME OF REPORTING PERSON WOLVERINE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,048,780
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,048,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,048,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 92672V 20 4

1	NAME OF REPORTING PERSON WOLVERINE TRADING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 24
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 24
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON HC/BD

CUSIP NO. 92672V 20 4

1	NAME OF REPORTING PERSON WOLVERINE HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,048,804
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,048,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,048,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON HC

CUSIP NO. 92672V 20 4

1	NAME OF REPORTING PERSON WOLVERINE TRADING PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,048,804
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,048,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,048,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO/HC

CUSIP NO. 92672V 20 4

1	NAME OF REPORTING PERSON CHRISTOPHER L. GUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,048,804
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,048,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,048,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN/HC

CUSIP NO. 92672V 20 4

1	NAME OF REPORTING PERSON ROBERT R. BELLICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,048,804
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,048,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,048,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN/HC

CUSIP NO. 92672V 20 4

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Viggle Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 902 Broadway, 11th Floor, New York, New York 10010.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Wolverine Asset Management, LLC, an Illinois limited liability company (“WAM”), as the investment manager of Wolverine Flagship Fund Trading Limited (“Flagship”);

(ii)	Wolverine Trading, LLC, an Illinois limited liability company (“WT”), as the sole member and manager of Wolverine Securities, LLC (“WS”);

(iii)	Wolverine Holdings, L.P., an Illinois limited partnership (“WH”), as the sole member and manager of WAM, and the sole member and manager of WT;

(iv)	Wolverine Trading Partners, Inc., an Illinois corporation (“WTP”), as the sole general partner of WH;

(v)	Christopher L. Gust, as a control shareholder of WTP; and

(vi)	Robert R. Bellick, as a control shareholder of WTP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of WAM and Mr. Gust is 175 W. Jackson Blvd., Suite 340, Chicago, Illinois 60604. The principal business address of each of WH, WTP and Mr. Bellick is 175 W. Jackson Blvd., Suite 200, Chicago, Illinois 60604.

(c)           The principal business of WAM is serving as the investment manager of affiliated private investment funds. The principal business of WT is serving as the sole member and manager of WS. The principal business of WH is serving as the sole member and manager of WAM and WT. The principal business of WTP is serving as the sole general partner of WH. The principal occupation of each of Messrs. Bellick and Gust is serving as the controlling shareholders of WTP.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows. Each of WT and WAM is subject to an SEC administrative order dated October 8, 2015, File No. 3-16890.

Without admitting or denying the findings in the Order that WAM violated Section 204A of the Investment Advisers Act of 1940, WAM has agreed to cease and desist from committing or causing any future violations of such provision, disgorge profits of approximately $365,000 and pay prejudgment interest of approximately $39,000, and pay a civil penalty of $375,000. No fines or disgorgements have been paid by WAM’s advisory clients and WAM and its affiliates took prompt steps to enhance policies and procedures relating to information barriers. The Order did not include any finding that (i) the trading itself by WAM was improper, (ii) any individuals at WAM committed any violations of the federal securities laws, or (iii) there was any harm to any WAM investor.

Without admitting or denying the findings in the Order that WT violated Section 15(g) of the Securities Exchange Act of 1934, WT has agreed to a censure and a cease and desist order, from committing or causing any future violations of such provision and paid a civil penalty of $375,000. In response to the SEC’s inquiry, WT took prompt steps to enhance its policies and procedures relating to information barriers.

CUSIP NO. 92672V 20 4

(f)           Each of Messrs. Bellick and Gust is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased for the accounts of each of Flagship and WS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The Shares reported herein for WAM, sole member and manager, were purchased for the account of Flagship, a private investment fund managed by WAM. A total of approximately $4,199,999 was paid for the 2,048,780 Shares, excluding brokerage commissions. The Shares reported herein for WT, sole member and manager, were purchased for the account of WS. A total of approximately $4.22 was paid for the 24 Shares, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 22, 2016, Wolverine Asset Management, LLC (together with its affiliates, “Wolverine”) delivered a letter to Robert F.X. Sillerman, Chairman and Chief Executive Officer of the Issuer.  In the letter, Wolverine expressed its serious and urgent concerns regarding the strategic direction of the Issuer and outlined the opportunities it believes are available to maximize value for the benefit of all shareholders.  Wolverine stated in the letter that it is specifically concerned that the Issuer’s current strategy has not achieved anywhere near the expected values (in its asset sales), and that the Issuer has neither demonstrated nor articulated a cogent go-forward operating plan other than to say it is exploring strategic alternatives.  Wolverine also expressed its concerns that Mr. Sillerman’s attention to the current issues facing SFX Entertainment has become a major distraction for the Issuer and that the senior management team assembled by Mr. Sillerman just a couple years ago is in disarray given that three of the senior executives have subsequently departed.  Wolverine requested that Mr. Sillerman immediately engage in active dialog with Wolverine to discuss its plans to improve shareholder value at the Issuer, including, among others: (i) monetizing assets/maximizing (preserving) value; (ii) fixing the overleveraged balance sheet; (iii) devising a broader operating strategy that leverages the Issuer’s historical media success; and (iv) attracting a new CEO and senior management team.  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 92672V 20 4

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,891,030 Shares outstanding, as of December 21, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 6, 2016.

A.	WAM

(a)	WAM, as the investment manager of Flagship, may be deemed the beneficial owner of the 2,048,780 Shares owned by Flagship.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,048,780
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,048,780

(c)	WAM has not entered into any transactions in the Shares during the past sixty (60) days.

B.	WT

(a)	WT, as the sole member and manager of WS, may be deemed the beneficial owner of the 24 Shares owned by WS.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24

(c)
WT has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares by WS during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

C.	WH

(a)	WH, as the sole member and manager of each of WAM and WT, may be deemed the beneficial owner of the (i) 2,048,780 Shares owned by WAM and (ii) 24 Shares owned by WT.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,048,804
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,048,804

(c)
WH has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by WS during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 92672V 20 4

D.	WTP

(a)	WTP, as the sole general partner of WH, may be deemed the beneficial owner of the (i) 2,048,780 Shares owned by WAM and (ii) 24 Shares owned by WT.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,048,804
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,048,804

(c)
WTP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by WS during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

E.           Mr. Gust

(a)	Mr. Gust, a controlling shareholder of WTP, may be deemed the beneficial owner of the (i) 2,048,780 Shares owned by WAM and (ii) 24 Shares owned by WT.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,048,804
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,048,804

(c)
Mr. Gust has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by WS during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

F.           Mr. Bellick

(a)	Mr. Bellick, a controlling shareholder of WTP, may be deemed the beneficial owner of the (i) 2,048,780 Shares owned by WAM and (ii) 24 Shares owned by WT.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,048,804
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,048,804

(c)
Mr. Bellick has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by WS during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 92672V 20 4

(d)	No person other than the Reporting Persons, Flagship and WS is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 22, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Chairman and CEO, dated January 22, 2016.

99.2
Joint Filing Agreement by and among Wolverine Asset Management, LLC, Wolverine Trading, LLC, Wolverine Holdings, L.P., Wolverine Trading Partners, Inc., Christopher L. Gust, and Robert R. Bellick, dated January 22, 2016.

CUSIP NO. 92672V 20 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2016

WOLVERINE ASSET MANAGEMENT, LLC

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Chief Investment Officer

WOLVERINE TRADING, LLC

By:	Wolverine Holdings, L.P., Sole Member and Manager

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick

CUSIP NO. 92672V 20 4

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

WOLVERING TRADING, LLC
(THROUGH WOLVERINE SECURITIES, LLC)

100	0.2247	01/07/2016
(76)	0.2401	01/08/2016